UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2014

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

Dated: August 28, 2014

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release dated August 28, 2014, entitled “Steady Development with Solid Performance in 1H 2014”.

Exhibit 99.1

中国海洋石油有限公司
CNOOC LIMITED

For Immediate Release

Steady Development with Solid Performance in 1H 2014

(Hong Kong, August 28, 2014) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883, TSX: CNU) today announced its interim results for the six months ended June 30, 2014.

For the first half of the year, the Company’s total net oil and gas production reached 211.6 million barrels of oil equivalent (BOE), up 6.8% year-on-year (yoy), with 36.3 million BOE contributed by Nexen.

The Company’s average realized oil price was US$106.30 per barrel in the first half of 2014, representing an increase of 2.0% yoy, while average realized gas price rose 13.5% yoy to US$6.44 per thousand cubic feet.

Benefited from the growth of net oil and gas production and increase in realized oil and gas prices, the Company recorded RMB117.1 billion in oil and gas sales revenue, a yoy increase of 5.7%; meanwhile, net profit fell 2.3% yoy to RMB33.59 billion.

In the first half of 2014, the Company’s all-in cost was US$43.20 per BOE, up slightly by 2.0 % yoy, while operating cost was US$11.78 per BOE, up 7.0 % yoy, mainly attributable to the consolidation of two more months of Nexen’s performance.

In the area of exploration, the Company made 9 new discoveries and 23 successful appraisal wells. Among them, Lingshui 17-2, discovered by “Haiyangshiyou 981”, was successfully tested and is expected to become the first large-sized deepwater gas field made by our independent exploration activities. While Luda 16-3 South structure is expected to become a mid-sized discovery after appraisal, Kenli 16-1 structure uncovers the good exploration potential of southern slope of Laizhou Bay Sag in Bohai. Kenli 3-2 oilfields, Panyu10-2/5/8 project and Wenchang 13-6 oilfield have commenced production within the year as scheduled while other projects are progressing accordingly.

During the period, the Company continued to advance the integration of Nexen, especially in the areas of management, resources development and corporate culture. Nexen’s safety and environmental protection achieved best performance in its history in the first half of 2014. Production efficiency of Buzzard oilfield in the UK North Sea was further enhanced, while production and operation of Long Lake oil sands project achieved significant improvement. The progress of integration reached the Company’s expectation.

Mr. Wang Yilin, Chairman of the Company, said, “In the first half of 2014, the Company has executed its “New Leap Forward” strategy in a solid way and achieved satisfactory results. We will endeavor to strengthen our management, enhance the growth quality and efficiency of the Company to create greater value for our shareholders.”

Mr. Li Fanrong, CEO of the Company commented, “During the first half of 2014, we have actively pushed ahead different areas of our business. Good progress was made in the production and operation and a healthy financial position was maintained. In the second half of the year, we will continue to work diligently to ensure that we meet our annual production and business targets.”

In the first half of the year, the Company’s basic earnings per share reached RMB0.75. The Board has declared an interim dividend of HK$0.25 per share (tax inclusive).

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including those associated with fluctuations in crude oil and natural gas prices, the exploration or development activities, the capital expenditure requirements, the business strategy, whether the transactions entered into by the Group can complete on schedule pursuant to its terms and timetable or at all, the highly competitive nature of the oil and natural gas industries, the foreign operations, environmental liabilities and compliance requirements, and economic and political conditions in the People’s Republic of China. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the 2013 Annual Report on Form 20-F filed on 17 April 2014.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

*** *** *** ***

For further enquiries, please contact:

Ms. Michelle Zhang
Deputy Manager, Media / Public Relations

CNOOC Limited
Tel: +86-10-8452-6642
Fax: +86-10-8452-1441
E-mail: MR@cnooc.com.cn

Ms. Cathy Zhang
Hill+Knowlton Strategies Asia
Tel: +852-2894 6211
Fax:+852-2576 1990
E-mail: cathy.zhang@hkstrategies.com